Exhibit 12.1

Mack-Cali Realty, L.P.

Computation of Ratios of Earnings to Fixed Charges

(Dollar Amounts in Thousands)

	Nine months	For the Year Ended December 31,
	September 30, 2012	2011	2010	2009	2008	2007
EARNINGS:

Per F/S: Income from continuing operations	54,096	81,222	66,629	77,905	63,466	86,961
Add back: Loss of Unconcolidated JVs/(Deduct): Equity in Earnings of Unconsolidated JV’s	(4,751)	(2,022)	(2,276)	5,560	39,752	5,918

Income from continuing operations before noncont int. and equity in earnings of unconsolidated jv’s	49,345	79,200	64,353	83,465	103,218	92,879

Add:
Fixed Charges (see calculation below)	94,313	125,403	150,439	140,723	131,955	129,751

Amortization of capitalized interest	1,458	1,913	2,070	2,028	1,950	1,849

Distributed income of equity investees	2,680	3,301	2,311	2,637	5,784	1,875

Subtotal	147,796	209,817	219,173	228,853	242,907	226,354

Subtract:
Interest capitalized	(1,427)	(1,081)	(1,912)	(1,401)	(5,799)	(5,101)

Earnings	$146,369	$208,736	$217,261	$227,452	$237,108	$221,253

FIXED CHARGES:
Interest expense (includes amortization)	92,784	124,187	148,364	139,077	125,922	124,429

Interest capitalized	1,427	1,081	1,912	1,401	5,799	5,101

Interest portion (1/3) of ground rents on land leases	102	135	163	245	234	221

Total fixed charges	$94,313	$125,403	$150,439	$140,723	$131,955	$129,751

Ratio of earnings to fixed charges	1.6	1.7	1.4	1.6	1.8	1.7